Exhibit 21

Subsidiaries of MedAssets, Inc.

As of December 31, 2014

Subsidiary	Jurisdiction of Formation
KP Select, LLC	Delaware
MedAssets Insurance Solutions, LLC	Delaware
MedAssets Net Revenue Systems, LLC	Delaware
MedAssets Services, LLC	Delaware
MedAssets Performance Management Solutions, Inc.	Delaware
MedAssets Ventures, LLC	Delaware